FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA OUTLINES STRATEGY TO RETURN TO GROWTH AND ACHIEVE SCIENTIFIC LEADERSHIP

AstraZeneca will today outline its strategy to return to growth and achieve scientific leadership. Results of the annual strategy review will be presented at AstraZeneca's Investor Day briefing in New York.

Chief Executive Officer, Pascal Soriot said: "AstraZeneca is committed to delivering great medicines to patients through innovative science and excellence in development and commercialisation. Our vision is clear - to be a global biopharmaceutical company with a focused portfolio in core therapy areas, underpinned by distinctive science and a growing late-stage pipeline, with sound financials offering attractive returns for investors. We see no case for diversification.

"In setting out our strategy today, we are making an unambiguous commitment to concentrate our efforts and resources on our priority growth platforms and our priority pipeline projects. As we focus, accelerate and transform our business we know that our success will ultimately be measured by the quality of execution. I'm confident that we have set out on the right path to return to growth and achieve scientific leadership, and I'm equally confident that our people possess the talent, determination and focus to deliver for patients as well as our shareholders."

AstraZeneca's strategic priorities are:

• Driving our on-market growth platforms to return to growth as we move through a period of patent expiries and revenue declines;
• Progressing the Phase II pipeline, that has the potential to double Phase III asset volume by 2016, and deliver on the promise of our biologics portfolio;
• Launching a steady flow of specialty care products, balancing the company's historic strength in primary care;
• Rebuilding the R&D engine through innovation and distinctive science supported by co-location of our teams and better access to globally recognised science clusters;
• Dramatically simplifying the business, improving productivity and building a culture that supports long-term success;
• Leveraging business development and acquisitions to deliver upside to the company's base plan and to strengthen the pipeline further.

At the Investor Day briefing, Pascal Soriot and members of AstraZeneca's senior leadership will set out the strategy implementation plan.

Achieving scientific leadership

AstraZeneca is committed to executing a focused innovation-driven global biopharmaceuticals strategy, exploiting our unique combination of strengths in large and small molecules, immunotherapies and protein engineering technologies.

Our research and development efforts will be more focused. In large and small molecule R&D, we will concentrate our scientific efforts and the weight of our investment, including business development, on three core therapy areas:

• Respiratory, Inflammation & Autoimmunity
• Cardiovascular & Metabolic Disease
• Oncology

We will continue to be active in Infection & Vaccines and in Neuroscience, though our investments will be more opportunity-driven.

Within our chosen therapy areas, we will tighten our disease focus. This approach is designed to improve our likelihood of success while allowing us to meet our goal of funding our growing portfolio of late stage assets on a broadly flat R&D spend to 2016.

By accelerating development of several new molecular entities (NMEs) we believe our Phase III pipeline has the potential to double in size by 2016. Acceleration of these key assets, combined with our ongoing efforts to progress a strong Phase II biologics pipeline into late stage development, will create a portfolio more weighted towards specialty care, balancing our traditional strengths in primary care. We are also increasing our investment in life cycle management to support key on-market and late stage pipeline products such as Brilinta, FORXIGATM, BYDUREONTM and lesinurad.

We will transform the way we carry out research and development. To help achieve sustainable scientific leadership and improve pipeline productivity, we will reshape our footprint and evolve our operating model. As announced on 18 March 2013, we will increase our proximity to bioscience clusters and bring our research, development and commercial people together in three strategic R&D centres. These proposals will make it easier for our researchers to collaborate with external partners and with each other. The creation of autonomous biologics and small molecules biotech units is designed to improve innovation and accelerate decision-making. Additionally, we will increase our emphasis on novel biology and personalised healthcare and we will continue to partner with leading academic institutions to increase our understanding of disease biology.

Today's announcements of the collaboration with the Swedish medical university Karolinska Institutet and the agreement with Moderna Therapeutics underline the company's commitment to advance knowledge of disease physiology, assess new drug targets and apply novel therapeutics in our core therapy areas.

Return to growth

By maximizing the potential of the assets in our hands today we will navigate a period of revenue decline during which some of our major products are scheduled to lose exclusivity. Through this organic strategy we will target a return to growth.

We will focus investment and resources on five key growth platforms:

• Ensuring Brilinta reaches the patients who can benefit, capturing the multi-billion dollar potential of this important medicine;
• Working with our partner, BMS, to achieve a leading position in the non-insulin diabetes market;
• Investing to drive growth in our emerging markets, of which China offers the biggest single opportunity. We are targeting annual high single digit revenue growth in our emerging markets;
• Maximising the potential of our on-market respiratory portfolio, which continues to grow in key markets, and accelerate our pipeline of respiratory projects;
• Capturing the potential from our established brands and new launches in Japan, the world's second largest pharmaceutical market and one that is showing steady growth.

Given the number of variables - including the dynamics of the global economy and government austerity measures, regulatory challenges and pricing pressure alongside the transition of our own portfolio - we do not think it is meaningful to provide a specific value or timings for long-term revenues. Based on our focused investment in key growth platforms and our pipeline, we believe we can significantly exceed current market consensus for 2018 revenues of $21.5 billion.

Through accelerated business development we will seek to deliver upside to our base plan while supporting our long-term pipeline aspirations. There will be a more intense focus to the business development efforts of our small molecule and biologics biotech units on early stage academic and biotech alliances. We will continue to in-license to strengthen the pipeline, focusing predominately on the three core therapy areas, while we will seek partnerships and bolt-on acquisitions to support the late-stage and on-market portfolio to accelerate revenues.

Simplification and productivity

Transforming how we work is crucial to delivering our strategy. We are committed to dramatically simplifying our organisation and our processes, while creating an innovative environment. Co-location on a more focused footprint will support that aim, as will increasing autonomy to accelerate and improve decision making.

We will continue to drive productivity improvements across the company, removing complexity and creating additional headroom to invest in growing our business and ensuring returns to our shareholders.

Today we are announcing restructuring of our SG&A activities that will lead to a global reduction in headcount of approximately 2,300. The majority of this headcount impact is related to programmes under way or already communicated to affected employees.

We are combining this SG&A restructuring with two previously announced programmes. These comprise the headcount reduction of 1,600 related to the proposed R&D footprint changes announced on 18 March 2013, and the balance of the Phase 3 restructuring programme announced in February 2012, which amounts to 1,150 roles. The total combined Phase 4 programme entails an estimated global headcount reduction of about 5,050 over the 2013-2016 period.

The combined programme of changes is estimated to incur $2.3 billion in one-time restructuring charges to the P&L, of which $1.7 billion are expected to be cash costs. Benefits of approximately $800 million per annum are expected by 2016.

Financial objectives and capital allocation

At the Investor Day briefing, we will lay out our financial objectives and capital allocation policy, including:

• Maintaining strong Core pre-R&D margins with a target range of 48% to 52%;
• An expectation that up to 50% of the post-tax, pre-R&D cashflow from our on-market portfolio will be reinvested in R&D, external collaborations and in-licensing, as well as capital investment;
• A commitment to maintain our progressive dividend policy under which we hold or grow the dividend per share with a target cover of two times core earnings over the investment cycle;
• Allocating the balance of cashflows to fund additional value-creating business development and bolt-on acquisitions;
• Returning cash through share repurchases over time if no value-creating business development opportunities arise.

As previously stated, in adopting a progressive dividend policy, by which the Board intends to maintain or grow the dividend each year, AstraZeneca's Board recognises that some earnings fluctuations are to be expected as the revenue base transitions through a period of exclusivity losses and new product launches. The Board's view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflects its view of the earnings prospects for the Group over the entirety of the investment cycle.

Long-term incentives

The company is proposing to review its long-term incentive performance metrics to maximise alignment with the strategy of returning to growth and achieving scientific leadership. The company's Remuneration Committee will consult the Group's largest investors about its thinking in this area before any long term incentive awards are made in 2013 and will take those views into account before reaching its final decision. Further information about new performance metrics would be made available at the company's AGM.

AstraZeneca Investor Day
AstraZeneca's Investor Daybriefing for institutional investors and analysts will take place from 08:00 EDT/12:00 GMT to 16:00 EST/20:00 GMT. Details of the webcast and how to access the presentations are available on www.astrazeneca.com/Investors and info.astrazenecaevents.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                          +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                        +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Tony Jewell                                 +1 (302) 885 4594 (US)
Jacob Lund                                 +46 8 553 260 20 (Sweden)

Investor Enquiries
James Ward-Lilley                      +44 20 7604 8122   mob: +44 7785 432613
Karl Hård                                     +44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm                   +44 20 7604 8124    mob: +44 7585 404950
Colleen Proctor                           + 1 302 886 1842     mob: +1 302 357 4882
Ed Seage                                      + 1 302 886 4065     mob: +1 302 373 1361

21st March 2013

- ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 March 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary